Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277837

Grayscale Bitcoin Mini Trust ETF

Supplement No. 1 Dated November 4, 2024

To the Prospectus Dated July 30, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Grayscale Bitcoin Mini Trust ETF (the “Trust”), dated July 30, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the relevant disclosure in the Prospectus to reflect the entry into Amendment No. 1, dated as of November 4, 2024, to the Trust’s Amended and Restated Declaration of Trust and Trust Agreement, dated as of July 23, 2024, by and among CSC Delaware Trust Company, as trustee, Grayscale Investments, LLC, as sponsor of the Trust, and the Shareholders from time to time thereunder, which (i) changes the name of the Trust and (ii) generally provides that distributions from the Trust, if any, will be made solely in cash, each effective as of November 4, 2024.

Name Change of the Trust

Effective November 4, 2024, the name of the Trust changed from “Grayscale Bitcoin Mini Trust (BTC)” to “Grayscale Bitcoin Mini Trust ETF”.

Updates to the Prospectus

The following disclosure shall replace the section titled “Prospectus Summary—The Offering—Termination Events” on page 15 of the Prospectus (with ~~strike-through~~ representing deletions and double underlining representing additions, where applicable):

Termination Events	Upon dissolution of the Trust and surrender of Shares by the shareholders, shareholders will receive a distribution in U.S. dollars ~~or interests in any liquidating trust or other vehicle formed to hold Bitcoin, at the sole discretion of the Sponsor,~~ after the Sponsor has sold the Trust’s Bitcoin, if applicable, and has paid or made provision for the Trust’s claims and obligations. See “Business—Description of the Trust Agreement—Termination of the Trust.” ~~In exercising its discretion, the Sponsor expects to take into consideration a number of factors including, but not limited to, the intention that the Shares offer investors an opportunity to gain exposure to digital assets through an investment in securities, the operational challenges of transferring Bitcoin to the Trust’s shareholders via their brokers or brokerage platforms and the ability of those parties to receive Bitcoin or cash, as well as the tax consequences of distributing cash or Bitcoin. Based on the foregoing considerations, the~~ The Sponsor currently expects ~~such distributions to be made in cash and~~ to execute the sales of any Bitcoin in connection with the termination of the Trust through eligible financial institutions that are subject to federal and state licensing requirements and practices regarding AML and KYC regulations, which may include a Liquidity Provider or one or more of their respective affiliates.

The following disclosure shall replace the fourth paragraph in the section titled “Business—Service Providers of the Trust—The Sponsor” on pages 95–96 of the Prospectus (with ~~strike-through~~ representing deletions):

The Sponsor is generally responsible for the day-to-day administration of the Trust under the provisions of the Trust Agreement. This includes (i) preparing and providing periodic reports and financial statements on behalf of the Trust for investors, (ii) processing orders to create Baskets and coordinating the processing of such orders with the Custodian and the Transfer Agent, (iii) calculating and publishing the NAV and the NAV per Share of the Trust each business day as of 4:00 p.m., New York time, or as soon thereafter as practicable, (iv) selecting and monitoring the Trust’s service providers and from time to time engaging additional, successor or replacement service providers, (v) instructing the Custodian to transfer the Trust’s Bitcoin as needed to pay the Sponsor’s Fee and any Additional Trust Expenses, (vi) upon dissolution of the Trust, distributing cash proceeds of the sale of the Trust’s remaining Bitcoin~~, or interests in any liquidating trust or other vehicle formed to hold Bitcoin~~ to the owners of record of the Shares and (vii) establishing the principal market for GAAP valuation. In addition, if there is a fork in the Bitcoin Network after which there is a dispute as to which network resulting from the fork is the Bitcoin Network, the Sponsor has the authority to select the network that it believes in good faith is the Bitcoin Network, unless such selection or authority would otherwise conflict with the Trust Agreement.

The following disclosure shall replace the fifth paragraph in the section titled “Business—Description of the Trust Agreement— Termination of the Trust” on page 111 of the Prospectus (with ~~strike-through~~ representing deletions):

Upon dissolution of the Trust and surrender of Shares by the shareholders, shareholders will receive a distribution in U.S. dollars ~~or interests in any liquidating trust or other vehicle formed to hold Bitcoin at the sole discretion of the Sponsor,~~ after the Sponsor has sold the Trust’s Bitcoin, if applicable, and has paid or made provision for the Trust’s claims and obligations.

The following disclosure shall replace the section titled “Description of the Shares—Distributions” on page 121 of the Prospectus (with ~~strike-through~~ representing deletions and double underlining representing additions, where applicable):

Distributions

Pursuant to the terms of the Trust Agreement, the Trust ~~may~~ is able to make distributions, if any, on the Shares in-cash ~~or in-kind~~. In addition, if the Trust is terminated and liquidated, the Sponsor will distribute to the shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine. See “—Description of the Trust Agreement—Termination of the Trust.” Shareholders of record on the record date fixed by the Transfer Agent for a distribution will be entitled to receive their pro rata portions of any distribution.